Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-119987 on Form S-8 and Registration Statement No. 333-134684 on Form S-8 of our reports dated March 16, 2007, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of previously issued financial statements) relating to the financial statements and financial statement schedule of U-Store-It Trust and subsidiaries and Acquiport/Amsdell, and management’s report on the effectiveness of internal control over financial reporting, (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses) appearing in this Annual Report on Form 10-K of U-Store-It Trust for the year ended December 31, 2006.

/s/  DELOITTE & TOUCHE LLP

Cleveland, Ohio
March 16, 2007